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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

       INFORMATION TO BE INCLUDED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1


                                FUTURELINK CORP.
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                                (Name of Issuer)


                         COMMON SHARES, $.0001 PAR VALUE
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                         (Title of Class of Securities)


                                    36114Q208
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                                 (CUSIP Number)


    THE HOLMES TRUST, 6 MORGAN, IRVINE, CALIFORNIA 92618 ATTN: GLEN C. HOLMES
                                 (714) 544-8352
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 26, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                Page 1 of 7 pages
                             Exhibit Index on page 7

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                                  SCHEDULE 13D
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CUSIP No. 36114Q208                                            Page 2 of 7 Pages
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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Holmes Trust dated July 2, 1997

             Glen C. Holmes

             Christine M. Holmes
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                                      (b)  [ ]

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     3       SEC USE ONLY


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     4       SOURCE OF FUNDS

             OO
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                       [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
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                              7      SOLE VOTING POWER

                                     8,475,000
                           -----------------------------------------------------
        NUMBER OF             8      SHARED VOTING POWER
         SHARES
       BENEFICIALLY                  0
          OWNED            -----------------------------------------------------
         BY EACH              9      SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                   8,475,000
                           -----------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     0
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,475,000
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                        [ ]


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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.8%
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    14       TYPE OF REPORTING PERSON

             OO
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SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

This Statement relates to the Common Stock, $.0001 par value (the "Shares"), of FutureLink Corp. (the "Company"), a Delaware corporation. The Company's principal executive office is located at 6 Morgan, Suite 100, Irvine, California, 92618.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed on behalf of (i) Glen C. Holmes and Christine M. Holmes, as trustees under the Trust Agreement dated July 22, 1997, for the Holmes Trust (the "Trust"), (ii) Glen C. Holmes and (iii) Christine M. Holmes.

(b)  The business address of the Reporting Person is 6 Morgan, Irvine, CA,
     92618.

(c) Mr. Holmes' present principal occupation is the President and Chief Operating Officer of the Company and serves on the Board of Directors. Mrs. Holmes' present principal occupation is homemaker.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)  Mr. and Mrs. Holmes are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Trust acquired 8,400,000 Shares of the Company upon the completion of the Company's acquisition of Executive LAN Management, which carries on business as Micro Visions ("Micro Visions"). The Trust owned all of the shares of Micro Visions and received the Shares and cash in consideration for the Micro Visions shares. Mr. Holmes holds an option to purchase 75,000 Shares, exercisable within 60 days.

ITEM 4. PURPOSE OF TRANSACTION.

The Shares were originally acquired solely for investment purposes. Mr. Glen C. Holmes is President and Chief Operating Officer and a Director of the Company.

The Reporting Person has no plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, except that on May 26, 2000, the Trust granted (i) an option to the


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     Company to purchase up to 600,000 Shares, at a price of $5.50, exercisable immediately to the extent employees exercise reciprocal options granted by the Company to these employees for the purchase of the Company's common stock under the Company's employee stock option plan, and (ii) warrants to Roger J. Gallego and Terry Malone, two Company employees, to purchase an aggregate of 2,400,000 Shares at a price of $5.50, exercisable commencing one year from the date of grant and continuing for five years thereafter;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment company Act of 1940;

(g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

(j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Trust beneficially owns 8,400,000 Shares and Mr. and Mrs. Holmes beneficially own 8,475,000 Shares, including the Trust's Shares, of the class of securities identified pursuant to Item 1. These Shares represent 13.7% and 13.8% respectively of the 61,496,355 Shares that the Reporting Person believes to be outstanding. The Trustees have the sole power toe vote, direct the voting, dispose and direct the disposition of the Shares.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.


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(c)  Except for the options discussed in Item 4(a), above, the Reporting Person has not effected any transaction in the class of securities reported on during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Glen C. Holmes and Mrs. Christine M. Holmes are married to one another. Each of them has executed the Holmes Trust dated July 22, 1997, by which such trust acquired the Shares.

The Trust acquired the Shares pursuant to an Agreement and Plan of Reorganization and Merger dated June 2, 1999 and the amendment thereto dated October 15, 1999 subject to certain conditions contained in such Agreement.

The Trust granted the options described in Item 4(a), above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 4.1 -- Option granted to the Company for the Purchase of 600,000 Shares.

Exhibit 4.2 -- Warrant granted to Roger J. Gallego for the Purchase of 1,800,000
               Shares.

Exhibit 4.3 -- Warrant granted to Terry Malone for the Purchase of 600,000
               Shares.


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                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 7, 2000

                                            The Holmes Trust dated July 22, 1997

                                            By: /s/ Glen C. Holmes
                                                --------------------------------
                                                    Glen C. Holmes, Trustee


                                            By: /s/ Christine M. Holmes
                                                --------------------------------
                                                    Christine M. Holmes, Trustee


                                                /s/ Glen C. Holmes
                                                --------------------------------
                                                    Glen C. Holmes


                                                /s/ Christine M. Holmes
                                                --------------------------------
                                                    Christine M. Holmes


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                                  EXHIBIT INDEX

Exhibit 4.1 -- Option granted to the Company for the Purchase of 600,000 Shares.

Exhibit 4.2 -- Warrant granted to Roger J. Gallego for the Purchase of 1,800,000
               Shares.

Exhibit 4.3 -- Warrant granted to Terry Malone for the Purchase of 600,000
               Shares.